Exhibit 4.1

DESCRIPTION OF REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

DESCRIPTION OF COMMON STOCK

The following description of the Common Stock, par value $0.001 per share (“Common Stock”) of Intevac, Inc. (the “Company”) is based upon the Company’s certificate of incorporation as currently in effect (the “Certificate of Incorporation”), the Company’s Amended and Restated Bylaws (the “Bylaws”) and applicable provisions of law. We have summarized certain portions of the Certificate of Incorporation and Bylaws below. The summary is not complete and is subject to, and is qualified in its entirety by express reference to, the provisions of the Company’s Certificate of Incorporation and Bylaws, each of which is filed as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.1 is a part.

Authorized Capital Stock

Under the Certificate of Incorporation, the Company’s authorized capital stock consists of 50,000,000 shares of Common Stock and 10,000,000 shares of Preferred Stock, $0.001 par value per share (“Preferred Stock”).

Common Stock

Common Stock Outstanding. The outstanding shares of the Common Stock are duly authorized, validly issued, fully paid and nonassessable.

Voting Rights. Each holder of shares of Common Stock is entitled to one vote for each share held of record on the applicable record date on all matters submitted to a vote of stockholders.

Dividend Rights. Subject to any preferential dividend rights granted to the holders of any shares of the Preferred Stock that may at the time be outstanding, holders of the Common Stock are entitled to receive dividends when, as and if declared from time to time by the Company’s board of directors out of funds legally available therefor.

Rights upon Liquidation. Subject to any preferential liquidation rights granted to the holders of any shares of the Preferred Stock that may at the time be outstanding, holders of the Common Stock are entitled to share pro rata, upon any liquidation or dissolution of the Company, in all remaining assets available for distribution to stockholders after payment of or provision for the Company’s liabilities.

Other Rights. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of the Common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that the Company may designate and issue in the future.

Preferred Stock

Under the Certificate of Incorporation, without further stockholder action, the Company’s board of directors is authorized, subject to any limitations prescribed by the law of the State of Delaware, to determine the designation and to fix the number of shares of any series of the undesignated Preferred Stock, and to determine or alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of undesignated Preferred Stock, including provisions with respect to dividends, liquidation, conversion, full, limited, or no voting powers, redemption and other rights and is further authorized to increase or decrease (but not below the number of shares of that series then outstanding) the number of shares of that series subsequent to the issue of shares of that series.

Certain Provisions of the Certificate of Incorporation and Bylaws

Provisions of the Certificate of Incorporation and Bylaws may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the Company. These provisions are expected to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of the Company to first obtain the prior approval of the Company’s board of directors.

Stockholder Meetings. The Certificate of Incorporation and Bylaws vest the power to call special meetings of stockholders in the Company’s President, chairman of the board, a majority of the authorized number of directors, or stockholders holding shares representing not less than 10% of the outstanding votes entitled to vote at the meeting. Stockholders are not permitted under the Certificate of Incorporation or Bylaws to act by written consent in lieu of a meeting. The Bylaws establish an advance notice procedure for stockholders who wish to present certain matters before an annual meeting of stockholders.

Requirements for Stockholder Nominations. In general, nominations for the election of directors may be made by or at the direction of the board of directors or by any stockholder entitled to vote in the election of directors who has delivered written notice to the Company’s Secretary that is received not less than 120 days prior to the one-year anniversary of the date on which the Company first mailed its proxy materials to stockholders for the previous year’s annual meeting of stockholders; provided, however, that if no annual meeting was held in the previous year or the date of the annual meeting has been changed by more than thirty (30) days from the date of the prior year’s meeting, notice must be received not later than the close of business on the later of 120 days prior to such annual meeting and ten calendar days following the date on which public announcement of the date of the meeting is first made (the “Notice Deadline”). A stockholder’s nomination must contain specified information concerning the nominees and concerning the stockholder proposing such nominations. With respect to director nominees, the Company may require any proposed nominee to furnish information concerning his or her eligibility to serve as an independent director or that could be material to a reasonable stockholder’s understanding of the independence of the nominee and to provide a statement as to whether such nominee, if elected, intends to comply with the Company’s policies and procedures as applicable to the board of directors.

Requirements for Stockholder Proposals. The Bylaws also provide that the only business that may be conducted at an annual meeting is business that is (1) specified in the notice of meeting given by or at the direction of the board of directors, (2) properly brought before the meeting by or at the direction of the board of directors, or (3) properly brought before the meeting by a stockholder who has delivered written notice to the Company’s Secretary no later than the Notice Deadline. A stockholder’s notice must contain specified information concerning the business being proposed and the stockholder proposing such business.